[LIGHTSPACE CORPORATION LOGO]

October 3, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Lightspace Corporation
  Registration Statement on Form S-1
  SEC File No. 333-131857

Ladies and Gentlemen:

        The Registrant referred to in the above-mentioned Registration Statement hereby requests that such Registration Statement, as amended, be declared effective at 12:00 p.m., October 4, 2006, or as soon thereafter as practicable.

        The disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Registrant also represents to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the commission from taking any action with respect to the filing and the registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

        The Registrant hereby withdraws its previous request dated September 29, 2006 for effectiveness of the above-referenced Registration Statement.

Very truly yours,
LIGHTSPACE CORPORATION
By:	/s/ GARY FLORINDO

Gary Florindo President

Lightspace Corporation, 529 Main Street, Boston, MA 02129
t\ 617-868-1700        f\ 617-242-1440
www.lightspacecorp.com

[GRIFFIN SECURITIES LOGO]

October 3, 2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549

Re:
Lightspace Corporation
Registration Statement on Form S-1
SEC File No. 333-131857

        We hereby join the Registrant referred to in the above-referenced Registration Statement in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 12:00 p.m. on October 4, 2006, or as soon thereafter as practicable.

        As the underwriter of the above-referenced proposed offering, we represent to you as follows:

          The preliminary prospectus has heretofore been distributed to the following potential subscribers to the offering: 10 institutional investors and 11 individuals. We do not anticipate that any other brokers or dealers will participate in the offering.

          We have complied, and will comply, as applicable, with the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934.

        We hereby withdraw our previous request dated September 29, 2006 for effectiveness of the above-referenced Registration Statement.

Sincerely,
GRIFFIN SECURITIES, INC.
By	/s/ JULIA LANCIAN Finance Director